EDGE PETROLEUM CORP

04008684

P.E. 12-31-03

growth

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progress

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execution

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strategy

ARS

Edge Petroleum is a Houston-based independent energy company engaged in the exploration, development, acquisition and production of crude oil and natural gas with operations focused onshore along the Gulf Coast and Northern Rocky Mountains of the U.S. Our strategy is to:

- **Grow reserves through the drilling of a balanced portfolio of prospects.**
- **Balance exploration risk with the acquisition and exploitation of properties that we believe have upside potential.**
- **Focus on core areas and expand into new core areas.**
- **Maintain and use the latest technological advances in all of our operations.**
- **Use equity ownership and performance-based compensation programs to attract and maintain a quality, team-driven workforce.**
- **Pursue partnerships and/or alliances to enhance our ability to meet our objectives of value-enhancing growth.**

	2003	2002	2001
Selected Financial Data (000's):			
Revenue	**$ 33,926**	$ 20,911	$ 29,811
Operating Income	**8,101**	1,424	7,344
Net Income	**4,350**	750	8,076
Total Assets	**118,012**	85,576	76,024
Current Assets	**14,461**	9,853	8,607
Current Liabilities	**13,512**	6,542	7,925
Notes Payable	**21,000**	20,500	10,000
Shareholders' Equity	**82,011**	58,533	58,099
Operating Data:			
Total Proved Reserves (Bcfe)	**64**	49	45
Total Production (MMcfe)	**8,093**	6,951	7,167
SEC PV-10 ($000's)	**178,926**	115,972	70,259
Reserve Replacement %	**285**	161	331


70.0
60.0
50.0
40.0
30.0
20.0
2001
2002
2003

Net Proved Reserves (Bcfe)


350
250
150
50
2001
2002
2003

Reserve Replacement (%)


60
40
20
0
2001
2002
2003

Reserve Growth (%)


6.00
5.00
4.00
3.00
2.00
2001
2002
2003

Reserves Per Share (Mcfe)


2.5
2.0
1.5
1.0
0.5
2001
2002
2003

F&D Costs ($ per Mcfe)


9.0
6.0
3.0
0.0
2001
2002
2003

Net Production Per Year (Bcfe)


1.00
0.75
0.50
2001
2002
2003

Production Per Share


8.0
7.0
6.0
5.0
4.0
3.0
2001
2002
2003

Reserve Life Index


50
40
30
20
2001
2002
2003

Employees

Letter to Shareholders

2003 was the first full year in which Edge had the financial flexibility to enable it to effectively execute all elements of its Strategic Plan. As a result, under management's leadership, the efforts of all employees and with the oversight of the Board of Directors, the Company made significant progress in both its physical and fiscal performance.

Our improving physical and fiscal performance is finally being recognized in the market place, as we believe it should be. Our stock price, a primary measure of shareholder value, was trading at $3.75 per share at the beginning of 2003 and by year end the share price had reached a high of $11.40, an increase of slightly over 200 percent. Our market capitalization increased from approximately $35 million to well over $100 million during this same period. By anyone's assessment, this reflects a substantial increase in shareholder value.



$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Stock Price
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Daily Volume
Jn Fb Mr Ap My Jn Jl Ag Sp Oc Nv Dc

2003 Daily Edge Stock Price & Volume

— Closing Stock Price — Volume

As we have repeatedly stated: "We believe achieving sustainable growth in reserves and increasing production in a cost-effective manner should be the primary drivers of shareholder value in a company like Edge." However, we suspect that even when the basic fundamentals of a company remain unchanged, many of those that are investing in small cap energy stocks are simply speculating on the day-to-day impact commodity price volatility can have on stock prices. We believe this investment approach represents a short-term investment mindset, and it is not consistent with our long-term expectations with respect to the value of our activities or for commodity prices, particularly for natural gas.



$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$/Mcf
$2.01/Mcf
$3.87/Mcf
$5.30/Mcf
93 94 95 96 97 98 99 00 01 02 03 04E 05E

Average Annual Wellhead Price

Source: Energy Information Administration Wellhead prices for years 1993–2003 and Commodity trading futures prices for the years 2004–2005 as of March 1, 2004.

While we believe that we have reached a higher, sustained gas price environment, in order to help manage risk, we have and will continue to put hedges in place to guard against commodity price volatility when we think it is appropriate and to help ensure that we continue to have the financial flexibility to execute our Strategic Plan. We always try to balance the value of price certainty with the opportunity for price upside in our hedging activities.

Edge has never been in better financial shape, nor has our overall program ever been more balanced, than it is today. We believe our internal cash flow is more than adequate to fund our expanding capital expenditure program. We have a debt-to-total capital ratio of 20 percent and more unused borrowing capacity than ever in our history.

"Edge has never been in better financial shape, nor has our overall program ever been more balanced, than it is today."


Total CAPEX + Acquisitions
$ Millions
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$10.4
$5.7
$22.2
$1.4
$23.9
$9.6
$10.4
$5.6
$14.5
$10.7
$22.9
$18.1
$24.3
$27.8
1999
2000
2001
2002
2003
2004E

Capital Expenditures vs. Cash Flow

Drilling CAPEX · Acquisition CAPEX · Cash Flow

Edge does not budget for acquisitions.


$ Millions
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Debt/Total Capital
$19.0
$4.5
$8.0
26%
$1.8
14%
$2.0
15%
20%
6%
$6.8
$3.0
$10.0
$20.5
$21.0
1999
2000
2001
2002
2003

Capital Structure

Year End Debt · Unused Debt Capacity · Debt to Capital Ratio

"*In 2003, we drilled 36 wells, almost triple the number in the prior year, entered into a significant exploration project in SE New Mexico and completed three acquisitions where we have identified additional exploration and exploitation potential. We increased production sequentially every quarter during 2003 and exited the year with the highest daily production rate in the company's history.*"

We will continue focusing our exploration and exploitation activities primarily on natural gas, but will not ignore other attractive investment opportunities. We do not budget for acquisitions. However, we are working diligently to uncover viable opportunities and when we do identify acquisitions with exploitable upside that will allow us to further expand in our core and/or into new areas, we will definitely pursue them in an intelligent manner. In addition, as we have in SE New Mexico, we will not be reluctant to develop a joint venture and/or alliance as a means to expand in our core areas or to establish a solid platform in a new area from which to grow.

As you may recall Edge in 2002, drilled far less wells than our planned program called for, but we set the stage and began to build momentum during the fourth quarter after beginning the O'Connor Ranch East development drilling. This momentum extended into 2003 as we completed the Thibodeaux No. 1 sidetrack adding significant production and cash flow early in 2003. In 2003, we drilled 36 wells, almost triple the number in the prior year, entered into a significant exploration project in SE New Mexico and completed three acquisitions where we have identified additional exploration and exploitation potential. We increased production sequentially every quarter during 2003 and exited the year with the highest daily production rate in the company's history.

During 2003, we accomplished much of what we started out to do operationally while strengthening our financial condition. There is no doubt that the company's growth in 2003, in part, was achieved because of the foundation laid in 2002. Our 2004 growth projections reflect the confidence we have in our ability to continue building upon the positive results and efforts in the previous year.

Because we are operating an increased percentage of the wells in our program, we are able to control the timing and cost of our activities. As a result, we were able to substantially increase our drilling effort in 2003, while maintaining our historically high 78 percent success ratio. We plan to expand our drilling program in 2004 by at least 25 percent over 2003.


Number of Wells Drilled
50
45
40
35
30
25
20
15
10
5
0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Wells Operated
1999
2000
2001
2002
2003
2004E

Wells

Wells Drilled · Wells Successful · Percentage Wells Operated

Overall we achieved 30 percent reserve growth and replaced 285 percent of our record production of 8.1 Bcfe for the year. In addition, by year end 78 percent of our proven reserves of 64 Bcfe were developed and we extended our reserve life index to a comfortable 7.9 years. Our overall finding and development cost was $1.54 per Mcfe.



Proved Reserves–Bcfe
Reserve Life–Years
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.7
4.7
6.3
7.1
7.9
25.0
29.7
44.8
49.0
63.9
1999
2000
2001
2002
2003
Reserves
Proved Reserves
Reserve Life



Production–Bcfe
Production Replacement
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
350%
300%
250%
200%
150%
100%
50%
0%
92%
188%
331%
161%
285%
6.8
6.2
7.2
7.0
8.1
12.3
1999
2000
2001
2002
2003
2004E
Production
Production
Production Replacement

OPERATIONS OVERVIEW

Our planned 2003 drilling program provided us with a diversified risk profile. Unfortunately, as is generally the case in our business, not all of our drilling efforts were successful. However, on a risk-adjusted basis, the unsuccessful projects were of excellent quality and had good potential. They were the type of projects that should and would be undertaken if we were given the opportunity to do so again.

In 2003, we drilled eight exploratory dry holes, five of which were on our large acreage block in the northern Powder River Basin in southern Montana. In all five of these wells, the structures were as we had interpreted and we encountered good quality reservoir rocks. However, while there are many factors to incorporate in an exploration play, our primary concern in this portion of the Powder River Basin was finding the top seal necessary to trap hydrocarbons because of the numerous unconformities present throughout the section that could breach the traps. Nonetheless, with this concern in mind, we still felt the minimal investment versus the potential rewards, if successful, warranted our making the play. Unfortunately, the traps were breached allowing the hydrocarbons to leak out, if they were ever present in the first place. Two of the remaining three exploratory wells were drilled in Texas and the third was the final carryover of our south Louisiana program.

The balance of our 2003 drilling program was quite successful, leading to respectable growth in reserves and increased production.

Our O'Connor Ranch East (OCRE) project, in Goliad County, Texas, has been a very successful development program, with 13 wells drilled and completed since its inception in 2002. Currently, O'Connor Ranch East accounts for approximately 24 percent of our total production stream. Of the 14 shallow amplitudes that we tested, only one was found to be dry. We are now in the final stage of development with two, perhaps three, additional wells to be drilled in 2004. The project has already paid out and is projected to have a full cycle rate-of-return in excess of 200 percent.

"Overall we achieved 30 percent reserve growth and replaced 285 percent of our record production of 8.1 Bcfe for the year."



John O. Hastings, Vice President-Exploration

"*Over two years ago, Edge identified the south Texas Lobo Play as one that had considerable remaining potential and devised a strategy to help establish a position in the play. As a consequence, we entered the play in Webb County, Texas, via an acquisition of the majority of the interest in the Gato Creek Field... This long-life property is projected to yield a full cycle rate-of-return in excess of 40 percent.*"

In the Encinitas Field, located in Brooks County, Texas, Edge initiated a farmout in which we retained a 1.56 percent overriding royalty interest convertible to a 5.625 percent working interest after payout, to help further evaluate our ownership position in this structurally complex field. This farmout has resulted in nine successful wells being drilled, with one more planned to be drilled by the farmoutee. The farmoutee's success has enabled us, with our 22.5 to 31.0 percent working interest, to convince our partners to join us in the drilling of four wells that have now been successfully completed. These four successful wells have added new reserves and 3.4 MMcfe per day of net production for Edge. In addition, there are shallower reserves behind pipe in these four wells that we expect to recover after depleting the deeper zones. We have budgeted $1.7 million for five more wells in 2004 and are reprocessing our 3-D seismic survey to help confirm 13 additional locations we have identified. The estimated gross unrisked resource potential for each of these wells ranges from 2 to 5 Bcfe.

Over two years ago, Edge identified the south Texas Lobo Play as one that had considerable remaining potential and devised a strategy to help establish a position in the play. As a consequence, we entered the play in Webb County, Texas, via an acquisition of the majority of the interest in the Gato Creek Field. This acquisition possesses most of our preferred criteria – size, gas, operations and exploitable upside. As the operator, we have been able to manage 1) the pace of a multi-well drilling program, 2) a cost effective workover and recompletion effort that has added value and 3) the renegotiation of a gas marketing agreement that has had a positive impact on cost and cash flow. In addition, we have been able to use our experience and expertise in the integration and interpretation of subsurface data and 3-D seismic to unravel the structural complexities in the Gato Creek area. Thus far, this effort has led to the drilling of eight successful wells since the acquisition and two more wells are budgeted for 2004. Our working interest in all of these wells ranges from 72.5 to 96.7 percent. The results have been very positive, with net reserves at year-end 2003 of 15.6 Bcfe, after producing 3.9 Bcfe of the 5.3 Bcfe that we initially acquired. This long-life property is projected to yield a full cycle rate-of-return in excess of 40 percent.

An acquisition from a private company, in October 2003, expanded our position in two areas. One area adjacent to Gato Creek and a second area in the south Texas Queen City play where we have had positive results in the past. We believe the acreage adjacent to Gato Creek has not been fully evaluated and could have similar potential. We plan to acquire 3-D seismic over this acreage and have budgeted at least one well in 2004.

The private company position acquired in the Queen City Play is in the Mestana Grande area where several recent discoveries have been made and an active development program is underway. We expect to acquire 3-D seismic and integrate it with subsurface data in order to attempt to confirm and/or identify drillable Queen City locations.

In addition, in our Queen City 111 complex in Duval County, Texas, we have increased Edge's working interest to 30 percent by acquiring the interest of our partner, Santos, and have become the operator as a result. Shortly after completing the transaction with Santos we moved quickly to drill the Mew No. 2 development well which was completed in the first quarter of 2004 in the Queen City section at an initial rate of 4.0 MMcfe per day.

Also, still in the Queen City Play, we acquired open acreage under two potential prospects that we have identified after integrating subsurface and 2-D seismic data. Currently, we are in the process of confirming these two prospects with a new 3-D seismic program. If confirmed, as we expect, we will proceed to drill at least one of the prospects by mid-year 2004.

Effectively executing Edge's strategies includes adding new exploration and exploitation prospects and plays in our core areas and expanding into new areas via farm-ins, joint ventures and/or alliances, when warranted.

While we will continue to generate prospects and plays internally, we are continuing on a very selective basis, to look at outside generated opportunities as a further way of achieving growth in reserves and production. Two such transactions were consummated in the latter half of 2003 and are expected to begin drilling during the first half of 2004.

One of the prospects, Bauer Ranch, is located in Jefferson County, Texas. It is a 13,000' seismically defined Vicksburg prospect that we will operate with 25 percent working interest. It has a gross turnkey dry hole cost of $2.9 million and, if successful, we envision two to three follow-up wells to fully develop the estimated gross unrisked resource potential of 48 to 64 Bcfe.

The second prospect, Phoenix Lake, is located in Calcasieu Parish, Louisiana. Edge plans to participate with a 25 percent working interest in this 12,000' seismically defined Hackberry prospect, but will not be the operator. There are a number of recent successes nearby that have similar seismic amplitudes to those exhibited on the seismic that has been used to define the Phoenix Lake prospect. The estimated gross dry hole cost is $3.0 million for this exploratory test. If successful, the gross unrisked resource potential is estimated to be in the range of 55 to 100 Bcfe and will require 4 to 5 wells to fully develop.

Another significant effort on our part during 2003 was the development of an exploration project that covers a portion of the Permian Basin in SE New Mexico. This area is one of the areas that we identified a couple of years ago as being highly prospective and targeted it for entry.

The project gives Edge the opportunity to earn a 50 percent working interest in 27,000 net acres by fulfilling certain obligations (drilling six net Atoka/Morrow and four net Grayburg/San Andres tests). The Atoka/Morrow tests will range in depth from 9,000' to 14,000' and the Grayburg/San Andres tests will typically range from 2,000' to 5,000'.

We are the operator for the project and have several individuals in our company who have had considerable experience in the Permian Basin. We expect this area to be an area of emphasis for Edge, for quite some time. We have already participated with a small working interest in two successful outside operated wells. One has been completed as an oil well (Grayburg/San Andres) and the second, a gas well (Atoka/Morrow), is currently in a pre-frac completion mode. In addition, we have drilled and operated two Atoka/Morrow wells that have

"Effectively executing Edge's strategies includes adding new exploration and exploitation prospects and plays in our core areas and expanding into new areas via farm-ins, joint ventures and/or alliances, when warranted."



C.W. MacLeod,
Vice President of Business Development and Planning

"We have learned much about the merger process through our acquisition of Miller Exploration Company. In addition, this transaction has allowed us to achieve several important objectives that we felt would be very beneficial to the Company and its shareholders in the near and long term."



Robert C. Thomas, Vice President, General Counsel & Corporate Secretary

logged pay in several different sand zones in the Morrow. One is our S. Lusk 33, Federal No. 1 in Lea County, in which we have a before payout working interest of 100 percent and 50 percent after payout and the other is our S.W. Turkey Track 11, State No. 1 in Eddy County, in which we have 88 percent working interest before payout and 44 percent after payout. We expect to complete and have these two wells flowing gas to market in early March 2004. These two wells are the first of a 23 well drilling program that has been budgeted for 2004.

We have a high degree of confidence that traps and hydrocarbons are present throughout portions of the entire stratigraphic section in the SE New Mexico project area that includes Lea, Eddy and portions of Chaves Counties. There are multiple stacked pays from 2,000' to 14,000', including the Queen, Grayburg, San Andres, Bone Springs, Wolfcamp, Strawn, Atoka, Morrow and numerous stray sands that are present in our area of interest. The resource potential on a per well basis ranges from 50 to 1,000 Mbo in the shallower horizons and 1 to 10+ Bcfe in the Atoka and Morrow sections.

We believe the project has provided us with a platform for significant growth. In addition to a number of ready to drill prospects, we have identified several farm-in and acquisition opportunities that we will be pursuing as well as prospects on open State and Federal acreage that we will nominate and attempt to acquire through the bidding process.

We have learned much about the merger process through our acquisition of Miller Exploration Company. In addition, this transaction has allowed us to achieve several important objectives that we felt would be very beneficial to the Company and its shareholders in the near and long term. First, an expansion of Edge's reserves and production in our core Gulf Coast area into the Mississippi Salt Basin where we believe our experience and expertise can be put to good use. In this regard, we have already successfully re-completed a well in the Cretaceous zone that we identified during our evaluation of Miller and intend to aggressively pursue its potential. We believe the zone is prospective elsewhere in the Basin. In addition, we intend to acquire 3-D seismic and apply state of the art processing of the data to hopefully give us a better definition of some of the other opportunities we have identified. If we are successful in this effort the potential could be very significant.

Second, our reserves and production were further increased because of the position Miller had in the Michigan Basin that is now part of our portfolio. In addition, Miller possessed an undeveloped acreage inventory in the Michigan Basin that we are now in the process of evaluating.

Third, with the closing of the Miller transaction, we now have an option on 80,000 gross acres in Montana that are owned by the Blackfeet Indians. The true potential of this area is unknown but there is a lot of interest in exploring this somewhat frontier area. It is unclear as to whether the Canadian or U.S. overthrust plays trend through this area or fall within Glacier National Park, which is not accessible to the industry. New seismic data is needed to help unravel the structural complexities and hopefully result in identifying some drillable prospects that might be comparable in size to such fields as Waterton (4.1 Tcf) and Pincher Creek (0.6 Tcf) immediately to the north of the option acreage in Canada. There are also multiple age rocks that could be targets on the Blackfeet Indian option acreage. These include sandstones and/or carbonates in the Cretaceous, Mississippian and Devonian sections.

We have already had offers from other parties to assist us in the evaluation of the Blackfeet Indian option acreage. We plan to promote one or more of these parties to shoot seismic and fulfill all or a portion of our drilling obligations. Our contractual obligations to the Blackfeet Indians include the drilling of two wells each year through 2007 or we must relinquish 10,000 option acres for each well not drilled plus $50,000 in cash.

We recognize there are a number of issues and risks in making this play but believe the rewards could be substantial if hydrocarbons are found in commercial quantities. Some of the issues to be dealt with on a regular basis are in the land, environmental and governmental areas. Our intent is to manage these assets while not allowing the process to distract us from our other activities.

Fourth, at the time the merger with Miller closed, they had cash on hand totaling $6.4 million and no debt. We used these funds to pay down our debt resulting in increased financial flexibility and a comfortable year-end debt-to-total capital ratio of 20 percent. The acquisition also increased our existing borrowing capacity through the addition of Miller's asset base.

Finally, the Miller merger was an equity transaction with the issuance of approximately 2.6 million new Edge shares. As a consequence, we increased our shares outstanding, which broadened our shareholder base, improved Edge's daily trading volume and created greater liquidity for all of our stakeholders. In the process we added cash, reserves, production and assets where we have identified upside potential. Other than cash, Edge would not have received any of the added benefits with an equity offering. As indicated above, we have already begun to exploit the potential upside we identified in Miller's portfolio in our continued effort to build long-term shareholder value.

Concluding Comments

We are very excited about the potential for continued growth in our 2004 program. Our projected full year cash generated from operating activities is more than enough to fully fund the increased capital expenditure program that has been approved by the Board. We plan to expand our drilling program to at least 45 wells, a 25 percent increase over 2003. We will operate 56 percent of these wells, up from 44 percent in 2003, giving us greater control over the timing and cost of the program. Our net production for the full year is projected to increase to at least 12.3 Bcfe, 52 percent higher than the amount we produced last year. As a result, we expect our G&A expense, on a unit of production basis to decrease significantly by year-end 2004.

As previously mentioned, we do not account for acquisitions in our budget but do have the financial flexibility to continue making profitable acquisitions when the opportunities arise, just as we have done in the past.

We have identified selected areas of interest to us in several different onshore Basins and are assessing various ways of acquiring the critical mass necessary to justify Edge's involvement. We expect



Mark J. Gabrisch, Vice President-Land

“We will operate 56 percent of these wells, up from 44 percent in 2003, giving us greater control over the timing and cost of the program. Our net production for the full year is projected to increase to at least 12.3 Bcfe, 52 percent higher than the amount we produced last year.”

> "We believe that pursuing our current business strategies is the best way for Edge to continue maximizing shareholder value."

that we will enter into one or more alliances to help us further expand our portfolio.

We are not actively pursuing a merger opportunity at this time but will not hesitate to consider a merger, if in the opinion of the management and Board it will result in achieving sustainable long-term growth in shareholder value.

Also, it is management's belief that Edge has a Board with the appropriate mix of experience and expertise in the areas that are critical to the oversight of the Company. Our management and the Board are effectively dealing with the added emphasis on Corporate Governance, as required by the Sarbanes-Oxley Act of 2002, Securities Exchange Commission and NASDAQ's rules and listing standards. We have well-defined Corporate Governance guidelines, an established Code of Ethics and Charters for each of the Company's required standing committees – Audit, Governance/Nominating and Compensation. The Chair and membership of each of these committees is comprised solely of Edge's independent Directors.

Finally, we have a comprehensive Business Plan that provides a strategic framework to help guide us in all of our operational and financial activities. Everyone at Edge is committed to maintaining the necessary discipline required to effectively execute, on a day-to-day basis, our strategies in order to achieve or even exceed the near-term performance objectives and long-term goals that have been approved by our Board. We believe that Edge has made respectable progress in the last few years in all the areas that create shareholder value and will continue to do so in 2004 and beyond. Edge has never been in a better position than it is today to add long-term sustainable shareholder value.

As we continue to execute our strategies, we intend to maintain our flexibility to quickly and efficiently adjust our efforts within the contexts of our Business Plan, when circumstances warrant our doing so. In our opinion, this is necessary to ensure that we are able to capture the value-added growth opportunities that we expect to become available, in addition to the growth we already envision in our 2004 program.

We believe that pursuing our current business strategies is the best way for Edge to continue maximizing shareholder value.

Sincerely,

John W. Elias

John W. Elias
Chairman, President & CEO



Michael G. Long, Senior Vice President & CFO

John W. Elias, Chairman, President & CEO

John O. Tugwell, Senior Vice President-Production

Definitions

Mcf One thousand cubic feet

Bcfe Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids

Mcfe One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids

MMcfe One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids

MMcf One million cubic feet



Montana
Michigan
New Mexico
Mississippi
Alabama
Louisiana
Texas
Core Operating Areas

Corporate Information

Board of Directors

Thurmon Andress[2]
President,
Andress Oil & Gas Company

Vincent Andrews[1]
President,
Vincent Andrews Management Corporation

John W. Elias
Chairman, President and CEO

Joseph R. Musolino[1,3]
Vice Chairman, Texas,
Bank of America, N.A., Retired

Stanley Raphael[3]
Director, American Polymers, Inc.
President, Trade Consultants Inc.

John Sfondrini[2]
Private Investor

Robert W. Shower[1,2]
Executive Vice President and
Chief Financial Officer,
Seagull Energy Corporation, Retired

David F. Work[2,3]
North American Vice President,
BP, Retired

Officers/Management

John W. Elias
Chairman, President and CEO

Mark J. Gabrisch
Vice President – Land

John O. Hastings
Vice President – Exploration

Michael G. Long
Senior Vice President and CFO

C.W. MacLeod
Vice President – Business Development and Planning

Robert C. Thomas
Vice President, General Counsel and Corporate Secretary

John O. Tugwell
Senior Vice President – Production

[1] Member of audit committee
[2] Member of compensation committee
[3] Member of governance/nominating committee

Corporate Headquarters

Edge Petroleum Corporation
1301 Travis, Suite 2000
Houston, Texas 77002
(713) 654-8960
www.edgepet.com

Transfer Agent

For information regarding change of address, lost certificates or similar inquiries, please contact our transfer agent and registrar by calling 1-303-262-0600 or by writing:
Computershare, Investor Services
P.O. Box 1596
Denver, Colorado 80201-1596

Outside Legal Counsel

Baker & Botts L.L.P.
Houston, Texas

Independent Public Accountants

KPMG LLP
Houston, Texas

Market Information

The Company's common stock is traded on the Nasdaq National Market under the symbol EPEX.

Annual Meeting

The Annual Meeting of Shareholders is scheduled to be held at 10:00 a.m. on May 5, 2004 at the
Hyatt Regency Houston Hotel
1200 Louisiana
Houston, Texas 77002

Form 10-K

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission is included as an integral part of this Annual Report to Stockholders. Additional copies may be obtained, without charge, by writing to:
Edge Petroleum Corporation
c/o Investor Relations
1301 Travis, Suite 2000
Houston, Texas 77002

The information presented herein may contain predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statement herein that is not a historical fact is a forward-looking statement. These projections and statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that these projections will be achieved and actual results may differ materially from those projected as a result of certain factors, including those described in the attached Form 10-K and the Company's other SEC filings.

Notice to Investors

The United States Securities and Exchange Commission, permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this letter to shareholders, such as resource potential and gross unrisked resource potential that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K, attached hereto. You can also obtain this form directly from us at 1301 Travis, Suite 2000, Houston, Texas 77002 or from the SEC by